Aspen Group, Inc.

224 West 30th Street

Suite 604

New York, NY 10001

July 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:

Application for Withdrawal of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-188277) filed July 3, 2013

Ladies and Gentlemen:

Aspen Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 promulgated under the Securities Act of 1933, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-188277) (the “Amendment”) together with all exhibits thereto, which was filed on July 3, 2013.  The Company erroneously failed to properly identify this Amendment as a Post-Effective Amendment.  Concurrently with the filing of this Application, the Company is filing a Post-Effective Amendment to File Nos.: 333-186576, 333-187798 and 333-188277 in order to utilize a common prospectus.

The Company requests that the Commission consent to this Application on the grounds that the withdrawal of the Amendment is in the best interests of the Company’s shareholders and consistent with the public interest and the protection of the investors. There have been no securities sold in connection with this Amendment.

If you have any questions regarding this request, please contact the Company’s legal counsel, Michael D. Harris of Nason, Yeager, Gerson White & Lioce, P.A. at (561) 471-3507.

Sincerely yours,

/s/ Michael Matte
Michael Matte
Chief Financial Officer